Invesco DB Oil Fund

As of March 31, 2020 Issuer Free Writing Prospectus dated April 29, 2020 Filed Pursuant to Rule 433 Registration No. 333-237802-01

Fund Description

The Invesco DB Oil Fund (Fund) seeks to track changes, whether positive or negative, in the level of the DBIQ Optimum Yield Crude Oil Index Excess ReturnTM (DBIQ Opt Yield Crude Oil Index ER or Index) over time, plus the income from the Fund’s holdings of US Treasury securities, money market funds and T-Bill ETFs, less the Fund’s expenses. The Fund is designed for investors who want a cost-effective and convenient way to invest in commodity futures. The Index is a rules-based index composed of futures contracts on light sweet crude oil (WTI). You cannot invest directly in the Index.

This Fund is not suitable for all investors due to the speculative nature of an investment based upon the Fund’s trading which takes place in very volatile markets. Because an investment in futures contracts is volatile, such frequency in the movement in market prices of the underlying futures contracts could cause large losses. Please see Investment Risks, Important Information and the Prospectus for additional risk disclosures.

ETF Information

Fund Name	Invesco DB Oil Fund
Fund Ticker	DBO
CUSIP	46140H403
Intraday NAV	DBOIV
Management Fee	0.75%
Total Expense Ratio	0.82%
Listing Exchange	NYSE Arca

The Estimated Futures Brokerage Expenses are 0.07%.

Underlying Index Data

Index Provider	DWS Investment Management Americas Inc.
Index Name	DBIQ Optimum Yield Crude Oil Index Excess Return
Index Ticker	DBCMOCLE

Fund Inception: January 5, 2007

Shares are not FDIC insured, may lose value and have no bank guarantee.

Shares are not individually redeemable. Shares may be acquired from the Fund and tendered for redemption to the Fund in Creation and Redemption Units only, typically consisting of 200,000 Shares.

Growth of $10,000

Data beginning 10 years prior to the ending date of March 31, 2020. Fund performance shown at NAV.

Performance as at March 31, 2020

Performance (%)

	YTD	1Y	3Y	5Y	10Y	Fund Inception
ETF - NAV	-42.55	-40.72	-10.33	-14.04	-13.90	-9.35
ETF - Market Price	-42.70	-40.87	-10.47	-14.06	-13.85	-9.36
Underlying Index	-42.68	-41.52	-11.22	-14.37	-13.47	-9.24
Benchmark[1]	-42.52	-40.46	-9.69	-13.40	-12.95	-8.42
Benchmark[2]	-66.84	-65.97	-26.04	-23.62	-19.73	-16.78

Calendar year performance (%)

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
ETF - NAV	29.42	-16.52	5.58	6.62	-41.52	-43.99	6.54	-9.00	1.28	2.51
Underlying Index	27.38	-17.40	5.46	7.09	-40.87	-41.81	7.08	-8.17	1.97	3.20
Benchmark[1]	30.07	-15.76	6.46	7.43	-40.84	-41.80	7.14	-8.09	2.02	3.34
Benchmark[2]	34.09	-20.49	4.09	8.04	-45.34	-42.56	6.01	-11.52	-1.31	-0.11

Performance data quoted represents past performance, which is not a guarantee of future results. Investment returns and principal value will fluctuate, and Shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than performance data quoted. Returns less than one year are cumulative. Call 800-983-0903 for the most recent month-end performance. An investor cannot invest directly in an index. The Fund’s performance from inception up to and including February 23, 2015, reflects performance associated with the predecessor managing owner. Performance on and after February 23, 2015, reflects performance associated with the current managing owner, Invesco Capital Management LLC. Market returns are based on the midpoint of the bid/ask spread at 4 p.m. ET and do not represent the returns an investor would receive if shares were traded at other times.

Index history has certain inherent limitations and does not represent actual trading performance or returns of the Fund. Index history does not represent trades that have actually been executed and therefore may under or over compensate for the impact, if any, of certain market factors, such as illiquidity. No representation is being made that the Fund will or is likely to achieve profits or losses similar to the Index history.

Because the Fund collateralizes its futures positions primarily with US Treasuries, money market funds and T-Bill ETFs, the results of the DBIQ Optimum Yield Crude Oil Index Total ReturnTM (DBIQ Optimum Yield Crude Oil Index TR) (Symbol: DBCMOCLT) are also displayed. Please see invesco.com for indicative intra-day NAV and last end- of-day NAV.

[1]	DBIQ Optimum Yield Crude Oil Index TR
[2]

The S&P GSCI Crude Oil Index is an unmanaged index used as a measurement of change in oil market conditions based on the performance of a basket of crude oil futures. S&P GSCI Crude Oil Index is a trademark of Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc.

Top ETF holdings (%)

Weight
Futures
WTI Crude	100.00
Collateral
United States Treasury Bills	68.35
Premier U.S. Government Money Portfolio	29.83
Invesco Treasury Collateral ETF	1.81

Please see the website for complete holdings information. Holdings are subject to change.

How the Fund Invests and Potential Advantages The Fund invests in liquid futures contracts trading on regulated exchanges and has the following potential advantages:

Enhanced commodity index: The Fund follows the Index which utilizes an Optimum YieldTM methodology designed to provide a more sophisticated strategy for investing in commodities than that provided by conventional commodity indexes.

Cost savings: The Fund does not incur either the cost of storing a physical commodity or the cost of entering into a commodity-linked note with a dealer, a cost that is usually much higher than entering into an exchange-traded futures contract.

Interest earned: The Fund collateralizes its futures contracts primarily with US Treasury securities, money market funds and T-Bill ETFs and earns interest on these securities. Interest income can enhance returns.

Transparency and liquidity: The Fund invests in liquid futures contracts at publicly available prices determined by trading on regulated futures exchanges. We believe that this allows the Fund to gain a more direct and cost-effective exposure to commodities than if the Fund either bought commodity-linked notes, which are not publicly priced, or less liquid futures contracts.

Invesco Distributors, Inc.

Invesco.com 4/20

P-DBO-PC-1

Investment risk

Commodities and futures generally are volatile and are not suitable for all investors.

The value of the Shares of the Fund relates directly to the value of the futures contracts and other assets held by the Fund and any fluctuation in the value of its portfolio could adversely affect an investment in the Fund’s Shares.

The Fund may experience significant losses as a result of global economic shocks. Specifically, oil experienced shocks to supply and demand, impacting the price and volatility of oil may have an adverse effect on the Fund.

The Fund is speculative and involves a high degree of risk. An investor may lose all or substantially all of an investment in the Fund.

The Fund is not a mutual fund or any other type of Investment Company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

Please review the prospectus for breakeven figures for the Fund.

This Fund issues a Schedule K-1.

Important Information

The Shares of the Fund are not deposits, interests in or obligations of any Deutsche Bank AG, Deutsche Bank AG London Branch, DWS Investment Management Americas Inc. (“DIMA”) or any of their respective subsidiaries or affiliates or any other bank (collectively, the “DB Parties”) and are not guaranteed by the DB Parties.

DBIQ Optimum Yield Crude Oil Index Excess ReturnTM and DBIQ Optimum Yield Crude Oil Index Total ReturnTM (the “Indices”) are products of Deutsche Bank AG and/or its affiliates. Information regarding these Indices is reprinted with permission. ©Copyright 2020. All rights reserved. Deutsche Bank® DBTM, DBIQ® Optimum YieldTM, DBIQ Optimum Yield Crude Oil Index Excess ReturnTM and DBIQ Optimum Yield Crude Oil Index Total ReturnTM are trademarks of Deutsche Bank AG. The Indices and trademarks have been licensed for use for certain purposes by Invesco Capital Management LLC, an affiliate of Invesco Distributors, Inc. The Fund is not sponsored, endorsed, sold or promoted by DB Parties or their third party licensors and none of such parties makes any representation, express or implied, regarding the advisability of investing in the Fund, nor do such parties have any liability for errors, omissions, or interruptions in the Indices. As the Index Provider, Deutsche Bank AG is licensing certain trademarks, the underlying Index and trade names which are composed by Deutsche Bank AG without regard to Index, this product or any investor.

This does not constitute a recommendation of any investment strategy or product for a particular investor. Investors should consult a financial professional before making any investment decisions.

Invesco Capital Management LLC, investment adviser and Invesco Distributors, Inc., ETF distributor are indirect, wholly owned subsidiaries of Invesco Ltd.

Invesco Capital Management LLC and Invesco Distributors, Inc. are not affiliated with DWS Investment Management Americas Inc.

The Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov.

Alternatively, you may visit the Fund’s web site at invesco.com or the Fund will arrange to send you the prospectus if you request it by calling toll free 800 983 0903.

Note: Not all products available through all firms or in all jurisdictions.

Glossary

Intraday NAV is a symbol representing estimated fair value based on the most recent intraday price of underlying assets.